Mayer Brown LLP
1675 Broadway
New York, New York 10019-5820

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com
Paul A. Jorissen
Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555
pjorissen@mayerbrown.com
September 30, 2009
BY EDGAR COURIER
Amanda Ravitz
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CEF Equipment Holding, L.L.C. Response to Comment Letter dated August 3, 2009 to Registration Statement (File No. 333-160604)
Dear Ms. Ravitz:
On behalf of CEF Equipment Holding, L.L.C. (the “Registrant”), we submit this letter in response to the comments in your letter dated August 3, 2009 relating to the above-referenced registration statement (the “Registration Statement”). For your convenience, we are enclosing two courtesy copies of the Registration Statement in printed format. The versions of prospectus supplement contained in the courtesy copies are clean and marked to indicate changes from the previous filing.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Registrant confirms that it, and any issuing entity previously established, directly or indirectly, by it or any affiliate of it, has been current and timely
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Amanda Ravitz
September 30, 2009

with Exchange Act reporting during the last twelve months with respect to asset backed securities involving the same asset class.

Other than the issuing entities that have been established by the depositor, no affiliates of the depositor have offered asset backed securities involving the same asset class as this offering.

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response: The Registrant confirms that all issuing entities will file finalized agreements simultaneously with, or prior to, the filing of the final prospectus by post-effective amendment or Form 8-K.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response: The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: Unqualified legal and tax opinions will be filed on Form 8-K at the time of each takedown.
Prospectus Supplements
General
5.	Please create a risk factor in each prospectus supplement to discuss the general issues with respect to the liquidity risks in the ABS market and the specific issues with respect to the securitization of the relevant equipment loan receivables in light of the current credit market conditions.

Response: We have added the requested risk factor to each prospectus supplement as indicated in the marked copy of such prospectus supplements enclosed hereto.

Amanda Ravitz
September 30, 2009

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Very truly yours,
/S/ Paul A. Jorissen
Paul A. Jorissen